# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clear Channel Outdoor Holdings, Inc., CIK 0001334978
CUSIP: 18453H106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 4830 NORTH LOOP 1604W, SUITE 111, SAN ANTONIO, Texas (TX), 78249
Date of event which requires filing of this statement: 06/09/2026
Amends the filing with accession number 0000921895-23-001235
Filed by CIK 0001560207
Persons authorized to receive notices and communications: CHRISTOPHER S. KIPER, LEGION PARTNERS ASSET MANAGEMENT, LLC, 12121 Wilshire Blvd, Suite 1240, Los Angeles, California (CA), 90025, 424-253-1773; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Legion Partners, L.P. I (CIK 0001595909): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,107,996; sole dispositive power 0; shared dispositive power 2,107,996; aggregate amount beneficially owned 2,107,996 (0.4% of the class)
- Legion Partners, L.P. II (CIK 0001618783): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 187,371; sole dispositive power 0; shared dispositive power 187,371; aggregate amount beneficially owned 187,371 (0.04% of the class)
- Legion Partners Special Opportunities, L.P. XVI (CIK 0001768000): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 204,633; sole dispositive power 0; shared dispositive power 204,633; aggregate amount beneficially owned 204,633 (0.04% of the class)
- Legion Partners, LLC (CIK 0001682390): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (0.5% of the class)
- Legion Partners Asset Management, LLC (CIK 0001560207): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 2,812,685; sole dispositive power 0; shared dispositive power 2,812,685; aggregate amount beneficially owned 2,812,685 (0.6% of the class)
- Legion Partners Holdings, LLC (CIK 0001682389): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 2,813,585; sole dispositive power 0; shared dispositive power 2,813,585; aggregate amount beneficially owned 2,813,585 (0.6% of the class)
- Kiper Christopher S (CIK 0001432744): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 2,813,585; sole dispositive power 0; shared dispositive power 2,813,585; aggregate amount beneficially owned 2,813,585 (0.6% of the class)
- White Raymond T. (CIK 0001682494): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 2,813,585; sole dispositive power 0; shared dispositive power 2,813,585; aggregate amount beneficially owned 2,813,585 (0.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Clear Channel Outdoor Holdings, Inc.
Address of issuer's principal executive offices: 4830 NORTH LOOP 1604W, SUITE 111, SAN ANTONIO, Texas (TX), 78249

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special XVI and Legion Partners Holdings were purchased with working capital.

The aggregate purchase price of the 2,107,996 Shares owned directly by Legion Partners I is approximately $2,322,598, including brokerage commissions. The aggregate purchase price of the 187,371 Shares owned directly by Legion Partners II is approximately $206,446, including brokerage commissions. The aggregate purchase price of the 204,633 Shares owned directly by Legion Partners Special XVI is approximately $224,516, including brokerage commissions. The aggregate purchase price of the 900 Shares owned directly by Legion Partners Holdings is approximately $2,004, including brokerage commissions.

In connection with the appointment of Raymond T. White to the Board of Directors of the Issuer (the "Board"), as further described in Amendment No. 1 to the Schedule 13D, Mr. White has been awarded an aggregate of 394,274 restricted stock units ("RSUs") in connection with his service as a director of the Issuer, of which 312,685 RSUs have vested or vest within 60 days of the date hereof and 81,589 remain unvested and do not vest within 60 days of the date hereof.

Because Mr. White serves on the Board as a representative of Legion Partners Asset Management and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such RSUs to Mr. White, Legion Partners Asset Management was entitled to receive all of the economic interests in securities granted to Mr. White by the Issuer in respect of Mr. White's Board position, for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 508,983,506 Shares outstanding as of May 1, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.

As of the date hereof, Legion Partners I beneficially owned directly 2,107,996 Shares, representing approximately 0.4% of the outstanding Shares.

As of the date hereof, Legion Partners II beneficially owned directly 187,371 Shares, representing approximately 0.04% of the outstanding Shares.

As of the date hereof, Legion Partners Special XVI beneficially owned directly 204,633 Shares, representing approximately 0.04% of the outstanding Shares.

Legion LLC, as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special XVI, may be deemed the beneficial owner of the (i) 2,107,996 Shares beneficially owned directly by Legion Partners I, (ii) 187,371 Shares beneficially owned directly by Legion Partners II and (iii) 204,633 Shares beneficially owned directly by Legion Partners Special XVI, representing approximately 0.5% of the outstanding Shares.

As of the date hereof, Legion Partners Asset Management may be deemed to beneficially own 312,685 Shares (including 9,414 RSUs that vest within 60 days of the date hereof) that were granted to Mr. White by the Issuer in his capacity as a director of the Issuer, as further explained in Item 3. As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XVI, Legion Partners Asset Management may also be deemed the beneficial owner of the (i) 2,107,996 Shares beneficially owned by Legion Partners I, (ii) 187,371 Shares beneficially owned by Legion Partners II and (iii) 204,633 Shares beneficially owned by Legion Partners Special XVI, representing approximately 0.6% of the outstanding Shares.

As of the date hereof, Legion Partners Holdings directly beneficially owned 900 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion LLC, Legion Partners Holdings may also be deemed the beneficial owner of the (i) 2,107,996 Shares beneficially owned by Legion Partners I, (ii) 187,371 Shares beneficially owned by Legion Partners II, (iii) 204,633 Shares beneficially owned by Legion Partners Special XVI and (iv) 312,685 Shares beneficially owned by Legion Partners Asset Management that were granted to Mr. White by the Issuer in his capacity as a director of the Issuer, representing approximately 0.6% of the outstanding Shares

Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,107,996 Shares beneficially owned by Legion Partners I, (ii) 187,371 Shares beneficially owned by Legion Partners II, (iii) 204,633 Shares beneficially owned by Legion Partners Special XVI, (iv) 900 Shares beneficially owned by Legion Partners Holdings and (v) 312,685 Shares beneficially owned by Legion Partners Asset Management that were granted to Mr. White by the Issuer in his capacity as a director of the Issuer, representing approximately 0.6% of the outstanding Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Exhibit 1 annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons during the past sixty days. Except as otherwise set forth therein, all of such transactions were effected in the open market.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of June 9, 2026, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 18, 2026, Mr. White, in his capacity as a director of the Issuer, was awarded (i) 62,761 RSUs which vest on January 1, 2027, and (ii) 37,656 RSUs which vest in four equal installments on April 1, 2026, July 1, 2026, October 1, 2026 and January 1, 2027, of which 9,414 RSUs have vested and were automatically settled in Shares.

Because Mr. White serves on the Board as a representative of Legion Partners Asset Management and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such RSUs to Mr. White, Legion Partners Asset Management was entitled to receive all of the economic interests in securities granted to Mr. White by the Issuer in respect of Mr. White's Board position, for no consideration.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Legion Partners, L.P. I: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (06/11/2026)
- Legion Partners, L.P. II: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (06/11/2026)
- Legion Partners Special Opportunities, L.P. XVI: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (06/11/2026)
- Legion Partners, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member of Legion Partners Holdings, LLC, its Managing Member (06/11/2026)
- Legion Partners Asset Management, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director (06/11/2026)
- Legion Partners Holdings, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member (06/11/2026)
- Kiper Christopher S: /s/ Christopher S. Kiper, Christopher S. Kiper (06/11/2026)
- White Raymond T.: /s/ Raymond White, Raymond White (06/11/2026)